SUB-ITEM 77D


  EnTrustPermal Hedge Strategies Portfolio



Legg Mason Partners Fund Advisor, LLC ("LMPFA") is EnTrustPermal Hedge Strategies Fund I, EnTrustPermal Hedge Strategies Fund II (each, the "Fund") and EnTrustPermal Hedge Strategies Portfolio's (the "Master Fund") investment manager and prior to August 11, 2017 EnTrustPermal Management LLC ("EnTrustPermal") was each Fund's and the Master Fund's sub-adviser (the "sub-adviser"). Effective August 11, 2017, LMPFA assumed responsibility for the day-to-day management of each Fund's and the Master Fund's portfolio, as well as continuing to provide administrative and certain oversight services to each Fund and the Master Fund. Following LMPFA's assumption of the day-to-day management of each Fund's and the Master Fund's portfolio, each Fund and the Master Fund no longer have a subadviser.


082221-0249-11115-Active.15450096.2